UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July, 2002

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

FOR IMMEDIATE RELEASE

CONTACT: Daniel Erdreich
Chief Financial Officer
+972-3-766-6485
dannye@rit.co.il

PORTFOLIO PR CONTACT: Paul Holm/Leon Zalmanov
212-736-9224
pholm@portfoliopr.com / lzalmanov@portfoliopr.com

RiT TECHNOLOGIES REPORTS SECOND QUARTER AND FIRST HALF 2002 RESULTS

--Diversification Proves Significant As Strong Datacom Sales Mitigate Weak Telecom Division --

Tel Aviv, Israel – July 30, 2002 – RiT Technologies (NASDAQ: RITT), a leading provider of network connectivity management solutions, today announced financial results for the second quarter and first half ended June 30, 2002.

Revenues for the second quarter of 2002 were $5,278,000 compared to $5,313,000 for the first quarter of 2002 and $11,705,000 for the second quarter of 2001. Net loss for the quarter was ($748,000), or ($0.08) per share fully diluted, compared to net loss of ($558,000), or ($0.06) per fully diluted share, for the first quarter of 2002, and net income of $957,000, or $0.10 per fully diluted share, for the second quarter of 2001.

Revenues for the first half of 2002 were $10,591,000 compared to $22,809,000 for the first half of 2001. Net loss for the period was ($1,306,000), or ($0.15) per share fully diluted, compared to net income of $1,662,000, or $0.18 per share fully diluted for the first half of 2001.

Commenting on the quarter, Liam Galin, President and CEO, said, "We reported a steady top line compared to the first quarter, with strong datacom sales mitigating weak telecom sales. However, the heavier concentration of datacom sales carried lower margins than telecom. We are pleased with the success of our ongoing efficiency program, which has enabled us to continue reducing operating expenses across the board."

Mr. Galin continued, "Our strong datacom performance demonstrates the importance of diversification. Although we continue to record sales of our high-end solutions, the cautious environment has made our lower-end solutions more attractive to many customers, and our distributors report robust component sales. In parallel, the growing interest in PatchView for the Enterprise™ that our OEM partners have uncovered in the Far East and other regions represents upside potential.

"Telecom sales continue to be problematic, reflecting today's deep global freeze of capex spending. Ironically, our customers tell us that today's maintenance budget cuts are causing significant damage to the outside copper plant, and that the need for our PairView™ technology to help them repair their infrastructure will only increase with time.

— MORE —

Our new FiberView™ solution for managing the physical layer of optical networks elicited strong interest at SuperComm. In addition, a recent field trial of the new PairQ™ Mass DSL Qualification solution produced remarkable results, with a high percentage of the lines outside the telco's normal DSL service provision range found able to support DSL. However, we do not expect substantial sales of any of these solutions until markets recover."

Mr. Galin concluded, "We are satisfied with our overall performance in these difficult times. We continue to take advantage of opportunities in all our target markets, to improve our products, and to keep close control of our expenses. We believe we are well-positioned for the long-term, and continue working to achieve all our goals."

The Company will host a conference call to discuss these results on Tuesday, July 30th, at 11:00 A.M. EDT/ 18:00 Israel time. To participate, please call 800-233-2795 (US, toll free), 785-832-1077 (International) and mention ID code: RIT. The conference call will also be webcast live at www.RiTtech.com/pages/irelations.asp . It will also be available thereafter for replay on www.RiTtech.com/pages/irelations.asp , or by calling 800-753-6120(US)/ 402-220-0684 (International) beginning 1 PM EDT on the day of the call.

About RiT Technologies

RiT leverages its unique technology for integrated network management solutions to improve network performance and maximize the return of telecom and datacom physical layer network investments. RiT's **PairView™** and **PairQ™** target the telecommunication outside plant network management market, estimated at a potential of $1-2 B, and improves Telco's ability to provision high bandwidth services (xDSL). PairQ enables mass-qualification of telco copper infrastructure, improving deployment and the margins of providing DSL services. RiT's **PatchView for the Enterprise™** advanced solution targets the enterprise management market, estimated at $7.5 B/yr. RiT's **PatchView™** and **SMART Cabling™** systems target the enterprise LAN wiring market, estimated as $5-6 B/yr.

RiT's sales network spans 60 countries. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), and ING Barings. RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.RiTtech.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

(Tables Follow)

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended June 30, (Unaudited)		For the six months ended June 30, (Unaudited)	
	2002 U.S. $	2001 U.S. $	2002 U.S. $	2001 U.S. $
Sales	5,278	11,705	10,591	22,809
Cost of sales	2,763	5,717 *	5,036	11,383 *
Gross profit	2,515	5,988	5,555	11,426
Operating expenses:				
Research and development:				
Research and development, gross	980	1,289	1,997	2,448
Less - royalty-bearing participation	123	- *	123	- *
Research and development, net	857	1,289	1,874	2,448
Sales and marketing	1,893	2,902	3,861	5,712
General and administrative	557	1,041	1,215	1,877
Total operating expenses	3,307	5,232	6,950	10,037
Operating income (loss)	(792)	756	(1,395)	1,389
Financial income, net	43	201	87	272
Capital gain	1	-	2	1
Income (loss) for the period	(748)	957	(1,306)	1,662
Basic earnings (loss) per share	(0.08)	0.11	(0.15)	0.19
Diluted earnings (loss) per share	(0.08)	0.10	(0.15)	0.18
Weighted Average Number of Shares - Basic	8,910,352	8,880,381	8,910,352	8,867,667
Weighted Average Number of Shares - Diluted	8,910,352	9,211,999	8,910,352	9,338,430

* Reclassified

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousand)

	June 30,2002 (Unaudited)	December 31,2001 (Audited)
Assets		
Current Assets		
Cash and cash equivalents	8,244	9,574
Marketable securities	1,084	1,091
Accounts receivable:		
Trade, net	5,278	7,066
Other	1,022	978
Inventories	8,469	9,172
Total Current Assets	24,097	27,881
Property and Equipment		
Cost	3,102	3,005
Less - accumulated depreciation	2,401	2,145
	701	860
Long term Investment	1,042	972
Total Assets	25,840	29,713
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accruals:		
Trade	2,693	3,393
Other	2,618	4,423
Total Current Liabilities	5,311	7,816
Long-term Liabilities		
Liability for severance pay	1,566	1,622
Total Long-term Liabilities	1,566	1,622
Total Liabilities	6,877	9,438
Shareholders' Equity		
Share capital	260	260
Additional paid-in capital	23,699	23,698
Capital reserves	230	230
Accumulated other comprehensive income	(6)	0
Notes receivable from employees	(72)	(72)
Accumulated deficit	(5,148)	(3,841)
Total Shareholders' Equity	18,963	20,275
Total Liabilities and Shareholders' Equity	25,840	29,713

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: August 6, 2002

By: ______________________

Liam Galin
President, Chief Executive Officer
and Director